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April 22, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Jeffrey P. Riedler, Assistant Director

Austin Stephenson

Bryan Pitko

Ibolya Ignat

Jim Rosenberg

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File No. 053734-0005
Re: Mirna Therapeutics, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on March 12, 2014 CIK No. 0001527599

Ladies and Gentlemen:

On behalf of Mirna Therapeutics, Inc. (the “Company”), we are hereby submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Company previously submitted a Draft Registration Statement on Form S-1 on March 12, 2014 and Amendment No. 1 to the Draft Registration Statement on Form S-1 on April 4, 2014 (together as previously amended, the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis. Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on April 9, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.              Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:  The Company respectfully acknowledges the Staff’s comment.

April 22, 2014

2.              Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:  The Company respectfully acknowledges the Staff’s comment and, to the extent it determines to include additional graphic, visual or photographic information, it will provide proofs of such material to the Staff.

3.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully acknowledges the Staff’s comment and has, under separate supplemental cover, provided copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company will also provide copies of any research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act but advises the Staff that it is not aware of the existence of any such research reports published by such brokers or dealers after inquiring of them.

Prospectus Summary, page 1

4.              We note your statement here and throughout the registration statement that you are a “leading clinical stage biopharmaceutical company developing a broad pipeline of microRNA-based oncology therapeutics.” In light of the early-stage development of your product candidates and the fact that you have only one product candidate in clinical trials, please revise your disclosure to delete reference to being a “leading” clinical stage biopharmaceutical company.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 72 and 82 of Amendment No. 2 to state that the Company is a “clinical stage biopharmaceutical company developing a broad pipeline of leading microRNA-based oncology therapeutics.” The Company believes there to be strong support for this position for the reasons set forth in the section of Amendment No. 2 entitled “Business—Our Strengths,” which includes among other things the fact that the Company is a leader in the field of microRNA-based therapeutics with more than a decade of experience in research and discovery of the expression, function and application of human microRNAs and that MRX34 is the first microRNA-based replacement therapy to be tested in cancer patients and is supported by a comprehensive preclinical dataset.

April 22, 2014

5.              Please revise your disclosure to identify the other scientists and leading academic institutions who have reached conclusions about the key role that microRNAs play in tumor suppression.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 90 of Amendment No. 2 to identify other scientists and leading academic institutions that have reached the conclusion that microRNAs play a key role in tumor suppression.

6.              Please define the term “transient transfection” at your first reference on page 4.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 96 of Amendment No. 2.

7.              We note your inclusion of a pipeline chart on this page and on pages 82 and 95 and, in particular, your inclusion of certain early development programs which rely on undisclosed microRNA. Please revise your pipeline chart to identify the applicable microRNA or microRNA mimic for each program and disclose the relevant potential indication(s) that will be pursued for each program, if known. In the alternative, please remove reference to such programs in light of their very early stage of development and the lack of information with respect to the microRNA relied upon for these programs.

Response:  In response to the Staff’s comment, the Company has revised the pipeline chart that appears on pages 1, 83 and 96 of Amendment No. 2 to disclose certain additional microRNAs that were previously undisclosed and to remove those microRNAs that the Company desires to remain undisclosed at this time. The Company also respectfully advises the Staff that it has not determined the relevant potential indication(s) that it will pursue for the various development programs other than with respect to the indications that the Company has included for MRX34.

Risk Factors

“We have incurred significant losses since inception…,” page 10

8.              Please revise your risk factor disclosure to include your total accumulated deficit to date.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Amendment No. 2 to include the Company’s accumulated deficit as of December 31, 2013.

“We are highly dependent on the services of our President and Chief Executive Officer, Paul Lammers, M.D., M.Sc., and other key executives and scientists…,” page 32

9.              Please identify the other key executive and scientists upon which you are highly dependent.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 32 of Amendment No. 2 to clarify that the key executive and scientist upon which the Company is highly dependent is its President and Chief Executive Officer, Dr. Lammers.

“If we are unable to obtain and maintain sufficient patent protection for our technology and product candidates…,” page 37

10.       Please revise your risk factor discussion to include a brief discussion of your most material patents, the product candidates or technology to which they relate, the jurisdiction in which they were granted, and the expected expiration date of the patent protection.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 37 of Amendment No. 2.

April 22, 2014

“If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates…,” page 43

11.       Please revise your risk factor disclosure to provide a brief description of the license agreements upon which you are principally reliant including the product candidates and/or technology covered and the material terms and obligations under such agreements.

Response:  The Company acknowledges the Staff’s comment in relation to the risks associated with breach and termination of the Company’s material license agreements and has revised the disclosure on page 43 of Amendment No. 2 to reference specifically the most material licenses held by the Company. The Company further acknowledges the Staff’s request to provide descriptions of these agreements and their material terms and conditions, but respectfully notes for the Staff that the Company believes that the material provisions and obligations under these agreements are described in detail in the section entitled “Business—Strategic Partnerships and Collaborations” in a form the Company believes is more comprehensive and informative for an investor. Accordingly, the Company has revised its disclosure on page 43 of Amendment No. 2 to cross-reference specifically the more extensive descriptions of the Company’s most material agreements.

“If approved, MRX34 or any future products may cause or contribute to adverse medical events…,” page 50

12.       We note your disclosure that some participants in your Phase 1 clinical trial of MRX34 have reported adverse effects after being treated with MRX34. Please revise your risk factor disclosure to provide the following information:

•                  the number of patients who have experienced an adverse event;

•                  the specific adverse events experienced;

•                  whether any such events were characterized as severe;

•                  whether such adverse events were determined to be related to the administration of MRX34; and

•                  whether, and if so, how, such events impact your assessment of the safety profile for MRX34.

Please also include this information with respect to adverse events in the other locations of the prospectus in which you discuss the Phase 1 clinical trial of MRX34.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 50, 84 and 98 of Amendment No. 2.

April 22, 2014

“We may be subject to claims challenging the inventorship or ownership of our patents…,” page 44

13.       Please revise your risk factor to discuss the extent to which your financial obligations to Yale are related to your leading product candidates and, if so, please include a description of any such financial obligations.

Response:  The Company acknowledges the Staff’s comment in relation to the Company’s financial obligations to Yale and also the Staff’s request in Comment 27 below to revise the disclosure on page 104 of Amendment No. 2 to clarify certain aspects of the disclosure relating to the license agreement the Company has entered into with Yale. Accordingly, the Company has revised the disclosure on page 104 of Amendment No. 2 to provide additional detail relating to the patent rights that are subject to the agreement with Yale as well as the extent to which the license and associated financial obligations are applicable to the Company’s lead product candidate, MRX34. In connection with such changes, and in response to the Staff’s request in relation to the disclosure on page 45 of Amendment No. 2, the Company has also revised the risk factor disclosure to address certain aspects of the financial obligations applicable to the agreement with Yale as well as to provide a cross-reference to the section entitled “Business—Strategic Partnerships and Collaborations,” where these financial obligations are described in the context of a more detailed description of the Yale agreement.

Use of Proceeds, page 62

14.       We note that you intend to use a specific amount of proceeds from the offering to fund clinical development expenses for MRX34. Please expand your disclosure to indicate whether you expect the proceeds from this offering together with existing cash and cash equivalents to enable you to complete the Phase 1 trial. If not, please disclose what the offering proceeds and your existing cash will allow you to accomplish as to the Phase 1 trial.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Amendment No. 2.

15.       Pursuant to the requirements of Item 504 of Regulation S-K, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. In this regard, please provide an estimate of the amount of proceeds that you intend to use for the development of each of your product candidates in preclinical development. Please make any necessary conforming changes to your Prospectus Summary as well.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Amendment No. 2 to reflect that the Company intends to use approximately $40-$50 million of the net proceeds from the offering to fund clinical development expenses for the Company’s lead program, MRX34, and to clarify that, due to the many variables inherent to the development of the Company’s product candidates, the Company cannot currently predict the stage of development the Company expects the net proceeds of the offering to enable the Company to achieve for its clinical studies and product candidates.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation, page 74

16.       Please note that we are deferring final evaluation of stock compensation and related costs until an amendment including your estimated offering price has been filed. Advise us of any new option grants or other equity issuances and include the date of grant or issuance, the exercise price, the fair value of the equity instrument at the date of grant and how you determined the fair value. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of most recent equity issuance.

April 22, 2014

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that it will provide to the Staff the requested analysis regarding the Company’s equity issuances, under separate supplemental cover, in connection with the future filing of the Company’s Registration Statement on Form S-1 containing the estimated offering price.

Results of Operations

Research and Development Expenses, pages 75 and 77

17.       To help us better understand your research and development expenses for each of the three years and your explanations of the year over year changes, please provide us a schedule for each year that provides a break-down of research and development expenses showing at a minimum the following categories: salaries and personnel-related costs, consulting fees, fees paid for contract research services, the costs of laboratory equipment and facilities, license fees and other external costs. For each category, show the amount of government grant reimbursement. Reconcile each year to total research and development expenses shown in your statements of operations.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally provides to the Staff the following summary of the Company’s research and development expenses for the fiscal years ended December 31, 2011, 2012 and 2013.

Total research and development expenses (in thousands):

	2011	2012	2013	Estimated direct costs reimbursed*
Salaries and personnel related costs	$1,253	$1,388	$2,118	$4,032
Consulting fees	108	82	39	—
Fees for contract research organizations	63	1,646	1,823	1,619
Equipment and facilities	168	151	236	177
Laboratory supplies and expenses	851	588	697	1,431
License fees	530	180	1,030	—
Other external costs	337	2,205	2,223	2,369
Other	23	140	75	39
Research and development expenses before grant reimbursement	3,333	6,380	8,241	$9,661
Total grant reimbursement	(2,353)	(3,638)	(3,850)
Research and development expenses	$980	$2,742	$4,391

April 22, 2014

* The allocation and presentation of reimbursed direct costs to each individual expense line item required the application of some estimation by management of the Company. Research and development costs are recorded by the Company using the accrual method of accounting whereby the expenses are recorded in the period in which they are incurred irrespective of when they are paid. However, such costs are not eligible for reimbursement and cost reimbursements are not earned until the cost is paid by the Company. Therefore, some cost reimbursements received in any year or period may relate to expenses that were recorded by the Company in a previous year or period. The estimated amounts of direct cost reimbursement also do not include reimbursements allowed for indirect costs or administrative fees that are provided as part of the grant.

Business

Overview, page 81

18.       We note your disclosure that MRX34 has shown a manageable safety profile through the first 45 weeks of your Phase 1 clinical trial. Please revise your disclosure to explain what constitutes a “manageable” safety profile. Please also discuss the specific experiences of your subjects which led you to reach this conclusion. In this regard, please provide a full discussion of the adverse events experienced by patients in your Phase 1 trial, to date. Such discussion should include all information highlighted in our comment above with respect to your risk factor at page 50.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 50, 84 and 98 of Amendment No. 2.

19.       We note your reference to the published reports from microRNA scientists at numerous research institutions with respect to the key role miR-34 plays in controlling oncogene expression. Please identify the scientists and institutions to which you are referring, the publications in which the reports were published, and whether such publications were peer-reviewed.

Response:  The Company respectfully acknowledges the Staff’s comment and has, under separate supplemental cover, provided a binder containing (i) marked copies of published reports from microRNA scientists at numerous research institutions with respect to the key role miR-34 plays in controlling oncogene expression and (ii) a summary index setting forth the name, author and publisher for each of the included reports as well as whether each report was peer-reviewed.

MRX34 Clinical Development Program, page 96

20.       We note your reference to certain ongoing Phase 2 clinical trials for a product known as PNT2258 with respect to the delivery abilities of Smarticles. Please revise your disclosure to identify the company conducting such trials.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Amendment No. 2 to identify that the company conducting ongoing Phase 2 clinical trials for PNT2258 is ProNAi Therapeutics, Inc.

21.       We note disclosure on page 76 indicating that an Investigational New Drug (IND) application for MRX34 was filed in 2013. Please disclose the date the application was filed, the identity of the filer, and the relevant indication(s). In particular, please specifically disclose whether you were required to file a separate IND for the hematological malignancies cohort added to your Phase 1 trial. If not, please explain why.

April 22, 2014

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 97 of Amendment No. 2.

22.       We note your disclosures throughout the prospectus, including on page 81, that you expect completed results in the Phase 1 trial in the liver-based cohort by the end of the first quarter of 2015 and completed results from the hematological malignancy cohort in mid-2015. Please disclose whether interim or preliminary data are expected to be available for either cohort and if so, when such data will become available.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 82, 84 and 97 of Amendment No. 2. While the Company does not have any current plans to make further interim or preliminary data publically available prior to the availability of completed results from either cohort, it may elect to do so in the future from time to time if the Company receives interim or preliminary results that would serve as a material update for its investors to data that have been previously disclosed.

23.       You disclose on page 97 that the secondary objectives of the Phase 1 trial for MRX34 relate to pharmacokinetics, pharmacodynamics, and clinical activity. On page 4 of your prospectus summary, you disclose that safety is also an objective of this trial. Please disclose here whether you intend to assess safety of treatment with MRX34 as a secondary objective of this trial.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 97 and 98 of Amendment No. 2.

Combination Therapy for MRX34, pages 99-100

24.       We note your disclosure that cell culture and animal liver cancer models have shown that MRX34 could be more effective when used in combination with sorafenib. Please disclose the observations from these earlier studies that you believe support this conclusion.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 101 of Amendment No. 2.

Manufacturing

Drug Product, page 101

25.       Please disclose all material terms of your manufacturing and supply agreement with Polymun. Please include a description of all material rights and obligations of the parties, as well as a discussion of the agreement’s termination and duration provisions. Please additionally file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, if you do not believe you are substantially dependent on the agreement, please advise us as to the basis of your beliefs.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 102 and 118 of Amendment No. 2. The Company has also submitted as Exhibit 10.7 to Amendment No. 2 the Supply Agreement for a Liposomal Formulation, dated November 18, 2012, by and between Mirna Therapeutics, Inc. and Polymun Scientific Immunbiologische Forschung GmbH.

April 22, 2014

Our Patent Portfolio, page 102

26.       Please revise your disclosure to specify when the patents licensed from Yale with respect to the uses of let-7 microRNA are expected to expire.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Amendment No. 2.

Strategic Partnerships and Collaborations

Yale University, page 115

27.       Please disclose what patents are subject to the Yale license agreement and which of your product candidates are reliant on such patents. In particular, please clarify whether any of the underlying patent rights relate to your primary product candidate, MRX34, and confirm whether the specified royalty provisions are also applicable to net sales of MRX34.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 117 of Amendment No. 2 to provide additional details of the scope of the patent rights subject to the license agreement with Yale and the applicability of the patent rights and resulting payment obligations to MRX34.

28.       Please revise your disclosure to discuss how the termination of your patent rights under the Yale license agreement impacts your corresponding patent rights under the Asuragen license agreement, and vice versa.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 116 of Amendment No. 2. The Asuragen cross license, which was entered into in the context of the spin-out of the Company from Asuragen, does not include rights for either the Company or Asuragen to terminate the cross license, and grants an exclusive, perpetual, irrevocable license to the Company under the applicable patents. Accordingly, the Company respectfully notes for the Staff that the agreement with Yale has no impact on the rights granted to the Company under the Asuragen cross license.

CPRIT, page 116

29.       We note your disclosed obligation to pay CPRIT a portion of your revenue from sales of certain products. Please clarify whether your royalty obligations are applicable to sales of MRX34.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 118 of Amendment No. 2.

Director Compensation, page 126

30.       Please file the January 2013 directors’ compensation policy referenced on this page as an exhibit to your registration statement.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 127 of Amendment No. 2.

April 22, 2014

Terms and Conditions of Employee Arrangements with our NEOs, page 129

31.       Please file the employment agreements with your NEOs as exhibits to your registration statement.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to enter into revised employment agreements with the Company’s NEOs in connection with the offering, which it will include in a future filing of the Company’s Registration Statement on Form S-1.

Shares Eligible for Future Sale

Lock-up Agreements, page 152

32.       Please file the form of lock-up agreement as an exhibit to your registration statement.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms for the Staff that it will include the form of lock-up agreement as an exhibit to the Form of Underwriting Agreement to be filed as Exhibit 1.1 to a future filing of the Company’s Registration Statement on Form S-1.

Financial Statements

Notes to Financial Statements

3. Cancer Prevention and Research Institute of Texas Grant and Other Grants, page F-14

33.       Please refer to your disclosure that, under the terms of the award, the Company is required to pay to CPRIT a portion of its revenues from sales of certain products by the Company, or received from the Company’s licensees or sublicensees, at a percentage in the low single digits until the aggregate amount of such payments equals a specified multiple of the grant amount, and thereafter at a rate of less than one percent, subject to the Company’s right, under certain circumstances, to make a one-off payment in a specified amount to CPRIT to buy out such payment obligations. Disclose your accounting policy with respect to these terms.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page F-14 of Amendment No. 2.

9. Stock Option Plans, page F-19

34.       Please include the disclosures required by ASC 718-10-50-2.d. and e.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page F-20 of Amendment No. 2 to add the total intrinsic value of options exercised and the total fair value of options vested during the years ended December 31, 2011, 2012 and 2013.

* * *

April 22, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder
of LATHAM & WATKINS LLP

cc:           Paul Lammers, M.D., M.Sc., Mirna Therapeutics, Inc.

Jon Irvin, Mirna Therapeutics, Inc.

Scott D. Elliot, Esq., Ropes & Gray LLP

Patrick O’Brien, Esq., Ropes & Gray LLP